                                                                    Exhibit B(2)

                    SANKATY HIGH YIELD ASSET PARTNERS, L.P.
                               Two Copley Place
                         Boston, Massachusetts  02116


                               December 28, 1999



Bain Capital, Inc.
Two Copley Place
Boston, MA 02116

                 Re:  Recapitalization of VDI MultiMedia, Inc.
                      ----------------------------------------

Ladies and Gentlemen:

          You have advised Sankaty High Yield Asset Partners, L.P. ("Sankaty")
                                                                     -------
that Bain Capital, Inc. proposed to create a newly formed entity reasonably satisfactory to Sankaty, which will merge (the "Merger") into VDI MultiMedia,
                                                ------
Inc. (the "Company"), which is the surviving entity of a merger between VDI
           -------
MultiMedia, a California corporation and VDI MultiMedia, Inc., a Delaware corporation, in a transaction (the "Recapitalization") that is intended to
                                    ----------------
provide for recapitalization accounting treatment. You have further advised Sankaty that in connection with the Recapitalization, (i) you will or will cause to be made equity contributions of approximately $80 million to the Company (the "Equity Contribution"), (ii) certain management will make an equity contribution
 -------------------
to the Company and certain existing shareholders will roll all or a portion of their existing equity holdings into the Company, (iii) the Company will obtain senior secured credit facilities (the "Senior Facilities") in an aggregate
                                       -----------------
principal amount of up to $110 million and (iv) the Company will obtain senior subordinated financing of $25 million (the Merger, the Recapitalization, the Equity Contribution, the equity contribution by management and rollover of equity by certain existing shareholders and the transactions described in items
(iii) and (iv) are collectively referred to herein as the "Transactions").
                                                           ------------

          Sankaty (together with any additional participants, the "Mezzanine
                                                                   ---------
Investors") is pleased to enter into this Put Agreement pursuant to which you
---------
may put the Mezzanine Securities (as defined below) to the Mezzanine Investors for an aggregate purchase price of $24 million. The "Mezzanine Securities" will
                                                      --------------------
consist of (i) Senior Subordinated Notes of the Company having an aggregate principal amount of $25,000,000 (the "Subordinated Debt"), (ii) warrants to
                                      -----------------
purchase 2.5% of each class of fully diluted equity of the Company as of the closing of the Transactions with a nominal exercise price, (iii) warrants to purchase 1.0% of each class of the fully diluted equity of the Company as of the closing of the Transactions with an exercise price equal to three times the value at which equity is purchased in the Recapitalization, and (iv) warrants to purchase 1.0% of each class of the fully diluted equity of the Company as of the closing of the Transactions with an exercise price equal to five times the value at which equity is purchased in the Recapitalization.

          The purchase and sale of the Mezzanine Securities will be subject to the execution of documentation relating to the Mezzanine Securities (the "Agreements") in form and substance consistent with the terms set forth in the
 ----------
term sheet attached hereto as Annex A (the "Term Sheet") and otherwise
                              -------       ----------
satisfactory to the Mezzanine Investors. You acknowledge that (i) the Agreements will contain customary additional provisions that are not in the Term Sheet and (ii) the Mezzanine Investors reserve the right in their discretion to vary or change the terms outlined in the Term Sheet if the Mezzanine Investors should decide that changes are necessary or desirable in order to protect their interests in the course of preparing the definitive form of the Agreements or if further information regarding the Company and its affairs should come to the attention of the Mezzanine Investors that warrants such changes. Unless extended by the Mezzanine Investors in writing, the Mezzanine Investors' commitment to purchase the Mezzanine Securities will terminate automatically if you have not put the Mezzanine Securities to the Mezzanine Investors on or before April 30, 2000.

          The Mezzanine Investors' obligation to purchase the Mezzanine Securities is further subject to the conditions described in Annex B hereto.
                                                             -------

          If the Recapitalization is consummated and you do not put the Mezzanine Securities to the Mezzanine Investors, then the Mezzanine Investors will have the right to call the Mezzanine Securities from you at the price described above at any time from and after the closing of the Recapitalization.

          Please confirm your agreement with the foregoing by signing and returning to us the enclosed copy of this letter no later than December 30, 1999.


                              SANKATY HIGH YIELD ASSET PARTNERS, L.P.


                              By:      /s/ Jonathan Levine
                                  ____________________________
                                      Its: Managing Director


The above is accepted and agreed to
this 28th day of  December, 1999.


BAIN CAPITAL, INC.


By:   /s/ Joseph Pretlow
   __________________________
    Its: Managing Director

                                                                         ANNEX A


                              Mezzanine Securities
                              --------------------
                   Summary of Principal Terms and Conditions
                   -----------------------------------------

Mezzanine Investors:          Sankaty High Yield Asset Partners, L.P., together
-------------------           with any additional participants identified by
                              Sankaty Advisors, Inc. (the "Mezzanine
                              Investors").

Issuer:                       V.D.I. MultiMedia, Inc. (the "Company").
------

Amount:                       $25 million, to be issued at a discount equal to
------                        four percent (4%) of the aggregate principal
                              amount.

Rank:                         The notes to be purchased hereunder by each of
----                          the Mezzanine Investors (the "Subordinated Debt")
                              will be senior subordinated, unsecured debt of the Company, subordinated in right of payment to the Senior Facilities.

Guarantees:                   The obligations of the Company under the
----------                    Subordinated Debt will be unconditionally
                              guaranteed on a senior subordinated basis by (i) each existing and subsequently organized domestic subsidiary of the Company that guarantees the Senior Facilities, and (ii) if there is a parent holding company of the Company, such parent holding company.

Use of Proceeds:              The proceeds of the Subordinated Debt will be
---------------               used by the Company, together with up to $85
                              million of the proceeds of the Senior Facilities, the proceeds of the Equity Contribution, the contribution of equity by management and the rollover of equity by certain existing shareholders, as well as cash on hand at the Company solely (i) to finance the Recapitalization, (ii) to repay the existing indebtedness and (iii) to pay related fees and expenses.

Funding:                      The Mezzanine Investors will purchase the
-------                       Subordinated Debt on a date simultaneous with the
                              consummation of the Transactions (the "Closing
                              Date").

Maturity:                     The Subordinated Debt will mature on the date
--------                      which is the eighth anniversary of the Closing
                              Date (as may be extended from time to time as provided herein, the "Subordinated Maturity
                              Date").

Interest Rates:               The Subordinated Debt will bear interest at a
--------------                rate equal to 12.0% per annum of cash pay
                              interest, plus 3% per annum of pay-in-kind interest, provided, however, if the Company shall fail to meet its financial plan, as delivered to the lenders on or prior to the Closing Date in connection with the Senior Facilities, an additional 3% per annum of pay-in-kind interest will also accrue on the Subordinated Debt.

                              In no event shall the interest rate on the Subordinated Debt exceed the highest lawful rate permitted under applicable law.

                              Calculation of interest shall be on the basis of actual days elapsed in a year of 360.

Interest Payments:            Interest will be payable quarterly in arrears.
-----------------

Mandatory                     Subject to compliance with the Senior Facilities,
---------                     the Subordinated Debt will be required to be
Prepayments/Redemption:       prepaid/redeemed (subject to exceptions to be
----------------------        agreed upon):

                              (a) with, subject to exceptions to be agreed upon, 100% of the net cash proceeds of the issuance or incurrence of debt by the Company or its subsidiaries (subject to customary exceptions to be agreed on, including with respect to the Senior Facilities and certain earn-outs);

                              (b) with a percentage to be agreed on of the net cash proceeds from any issuance of equity securities of the Company or its subsidiaries in any public offering or private placement or from any capital contribution (subject to customary exceptions to be agreed on, including with respect to certain issuances to management);

                              (c) with 100% of the net proceeds from certain asset sales; and

                              (d)   in the event of change of control.

                              All such mandatory prepayments/redemptions are subject to the same prepayment/redemption premiums as are set forth below under the Optional Redemption section.

Optional Redemption:          Subordinated Debt will be redeemable at the
-------------------           option of the Company, in a minimum principal
                              amount and in multiples to be agreed upon, at any time after the Closing Date, at the principal amount thereof, plus accrued and unpaid interest, if any, to the repayment date, and with the following premiums:

                              Closing through year 1 (not including
                              1st anniversary)                          15%

                              Year 1 through year 2 (not including
                              2nd anniversary)                          12.85%

                              Year 2 through year 3 (not including
                              3rd anniversary)                          10.7%

                              Year 3 through year 4 (not including
                              4th anniversary)                          8.55%

                              Year 4 through year 5 (not including
                              5th anniversary)                          6.4%

                              Year 5 through year 6 (not including
                              6th anniversary)                          4.25%

                              Year 6 through year 7 (not including
                              7th anniversary)                          2.1%

                              Year 7 through year 8 (including
                              the Subordinated Maturity Date)           0%


Conditions to Closing:        The obligations of the Mezzanine Investors to
---------------------         purchase the Mezzanine Securities on the Closing
                              Date is subject to the satisfaction or waiver of
                              the conditions set forth in Annex B to the Put
                                                          -------
                              Agreement.

Representations and           Customary for notes similar to the Subordinated
-------------------           Debt and such additional representations and
Warranties:                   warranties as may be agreed upon by the Mezzanine
----------                    Investors and the Company, including: no Default
                              or Event of Default; absence of material adverse change; financial statements; absence of undisclosed material liabilities or material contingent liabilities; compliance with laws;
                              solvency; no conflicts with laws, charter documents or agreements; good standing; payment of taxes: and ownership of properties, in each case, if appropriate, as reasonably determined by Mezzanine Investors, subject to certain materiality qualifications reasonably acceptable to Mezzanine Investors.

Affirmative Covenants:        Customary for notes similar to the Subordinated
---------------------         Debt and such others as may be agreed upon by the
                              Mezzanine Investors and the Company, including:
                              maintenance of corporate existence and rights;
                              compliance with laws; performance of obligations;
                              maintenance of properties in good repair;
                              maintenance of appropriate and adequate insurance;
                              inspection of books and properties; payment of taxes and other liabilities; notice of defaults, litigation and other adverse action; delivery of financial statements, financial projections and compliance certificates; and further assurances.

Negative Covenants:           Customary for notes similar to the Subordinated
------------------            Debt and such others as may be agreed upon by the
                              Mezzanine Investors and the Company, including:
                              limitations on incurrence of indebtedness
                              (including no senior subordinated debt other than the Subordinated Debt); limitations on loans, liens, investments and joint ventures; limitations on guarantees or other contingent obligations;
                              limitations on restricted payments (including dividends, redemptions and repurchases of capital stock); limitations on fundamental changes
                              (including limitations on mergers, acquisitions and asset sales); limitations on transactions with affiliates; limitations on dividend and other payment restrictions affecting subsidiaries;
                              limitations on lines of business; limitations on amendment of indebtedness and other material documents; and limitations on prepayment or repurchase of other indebtedness.

Events of Default:            Customary for notes similar to the Subordinated
-----------------             Debt and others to be agreed upon by the Mezzanine
                              Investors and the Company, including: nonpayment of principal, interest, fees or other amounts when due; violation of covenants; failure of any representation or warranty to be true in all material respects; cross-default and cross-acceleration; change in control; bankruptcy events; material judgments; ERISA; and actual or asserted invalidity of any Subordinated Debt
                              Document (as defined below).

Yield Protection and          Customary for facilities of this type.
--------------------
Increased Costs:
---------------

Assignments:                  The Company may not assign its rights or
-----------                   obligations in connection with the definitive
                              documentation relating to the Subordinated Debt
                              (the "Subordinated Debt Documents'') without the prior written consent of all the Mezzanine
                              Investors.

                              The Mezzanine Investors will have the right to assign the Subordinated Debt and their obligations to purchase Subordinated Debt (with, so long as no Default or Event of Default has occurred and is continuing, the consent of the Company, such consent not to be unreasonably withheld) and such assignments will be by novation which will release the obligation of the assigning Mezzanine Investors.

Voting:                       Amendments and waivers of any provision of any
------                        Subordinated Debt Documents will require the
                              approval of the Company and Mezzanine Investors holding obligations to purchase Subordinated Debt or Subordinated Debt, as the case may be, representing a majority of the aggregate amount of obligations to purchase Subordinated Debt or Subordinated Debt, respectively, under the
                              Subordinated Debt Documents, except that the consent of all affected Mezzanine Investors shall be required with respect to (a) increases in obligations to purchase Subordinated Debt, (b) reductions of principal, interest or fees, (c) extensions of the maturity date and (d) releases of certain guarantors (except where the release of a guarantor is made pursuant to a transaction approved by requisite Mezzanine Investors or otherwise permitted by the Subordinated Debt
                              Documents).

Expenses and                  All reasonable out-of-pocket expenses of Sankaty
------------                  (and the Mezzanine Investors for enforcement
Indemnification:              costs and documentary taxes) associated with the
---------------               preparation, execution and delivery of any waiver
                              or modification requested by or for the benefit of
                              the Company (whether or not effective) of, and the
                              enforcement of, any Subordinated Debt Document or
                              any document relating to the refinancing of the
                              Subordinated Debt (including the reasonable fees,
                              disbursements and other charges of counsel for
                              Sankaty) are to be paid by the Company. The
                              Company will indemnify Sankaty and the other
                              Mezzanine Investors and hold them harmless from
                              and against all reasonable costs, expenses
                              (including reasonable fees and disbursements of
                              counsel) and liabilities arising out of or
                              relating to those matters set forth in the Put
                              Agreement and herein, including, without
                              limitation, any litigation or other proceeding
                              (regardless of whether Sankaty or any such other
                              Mezzanine Investors is a party thereto) that
                              relate to the Transactions or the Mezzanine
                              Securities; provided, however, that neither
                                          --------  -------
                              Sankaty nor any such other Mezzanine Investors will be indemnified for any costs, expense or liability to the extent resulting from such person's bad faith, gross negligence or willful misconduct.

Warrants:                     Warrants for common equity of the Company will be
--------                      issued to the Mezzanine Investors with the
                              following terms:

                              Amount and Exercise Price: (i) 2.5% of each class
                              -------------------------
                              of fully diluted equity of the Company as of the Closing Date with a nominal exercise price, (ii) 1.0% of each class of the fully diluted equity of the Company as of the Closing Date with an exercise price equal to three times the value at which equity is purchased in the Recapitalization, and (iii) 1.0% of each class of the fully diluted equity of the Company as of the Closing Date with an exercise price equal to five times the value at which equity is purchased in the Recapitalization.

                              Expiration Date:  10 years from closing.
                              ---------------

                              Other:  Terms and conditions customary for an
                              -----
                              investment of this type, including, but not limited to, piggy back registration rights, tag-along rights, and anti-dilution provisions to be mutually agreed upon by Sankaty and the Company.

Governing Law and Forum:      New York.
-----------------------

                                                                         ANNEX B


                                 CONDITIONS/1/
                                 ----------


          Sankaty has conducted its due diligence with respect to the issuance of the Mezzanine Securities and the Transactions and is pleased to inform you that it is satisfied with the results thereof; however, the agreement of Sankaty to buy the Mezzanine Securities pursuant to the Put Agreement is subject to the condition that after the date of the Put Agreement nothing becomes known to Sankaty that is inconsistent in a material and adverse manner with anything disclosed to Sankaty by or at the direction of Bain Capital, Inc. or the Company or any of their respective affiliates, agents, advisors or other representatives prior to the date of the Put Agreement or anything previously obtained by Sankaty from or at the direction of Bain Capital, Inc. or the Company or any of their respective affiliates, agents, advisors or other representatives during such due diligence.

          In addition to the foregoing, the agreement of Sankaty to buy the Mezzanine Securities pursuant to the Put Agreement is also subject to the following conditions:

          (i) the preparation, execution and delivery of definitive documentation in connection with the issuance of the Mezzanine Securities reasonably satisfactory to Sankaty, and the satisfaction (as reasonably determined by Sankaty) of customary closing conditions for transactions involving instruments similar to the Mezzanine Securities;

          (ii) Sankaty shall be reasonably satisfied (A) as of the date the Agreement and Plan of Merger by and among VDI MultiMedia, VDI MultiMedia, Inc. and VMM Merger Corp. (the "Recapitalization Agreement") is signed (the "Signing Date"), with the material terms and conditions of the Recapitalization Agreement (to the extent that such terms and conditions have been provided to Sankaty) and with the form and substance of any other agreements to be executed after the Signing Date solely to the extent that such forms have been provided to Sankaty and Sankaty has acknowledged the same and (B) as of the Closing Date, with the material terms and conditions of the Recapitalization Agreement (including, without limitation, any schedules, disclosure schedules, exhibits, appendices or attachments thereto) not provided to Sankaty prior to the Signing Date, with the material terms and conditions of each amendment, modification, waiver and other change to the Recapitalization Agreement, with the material terms and conditions of each other agreement entered into in connection with the Transactions (other than agreements, the form and substance of which Sankaty has acknowledged as being satisfactory to it as of the Signing Date under clause (A) above) and with all legal, tax and accounting matters (it being understood that a failure to

------------------------

           /1/ All Capitalized terms used but not defined herein have the meanings given to them in the Put Agreement and related Term Sheet ("Annex A")
                                                                     -------
to which this Annex B is attached.

     obtain recapitalization accounting treatment with respect to the Transactions will not give rise to rights on the part of Sankaty hereunder) relating to the Transactions that would reasonably be expected to have a Material Adverse Effect, including without limitation, any such matters pertaining to pending or potential litigation with respect to the Transactions and requisite stockholder or governmental consents or approvals;

          (iii) after giving effect to the Transactions and any other transactions contemplated by the Put Agreement and Annex A, neither the
                                                        -------
     Company, any guarantor of the Subordinated Debt nor any of their subsidiaries shall have outstanding any indebtedness for borrowed money and/or with respect to capitalized leases or preferred stock other than (a) the loans under the Senior Facilities (in an amount not to exceed $85 million drawn on the Closing Date), (b) the Subordinated Debt, and (c) other indebtedness for borrowed money and/or with respect to capitalized leases or preferred stock to be agreed upon;

          (iv) there shall not have occurred and be continuing after the date of this letter (a) any general suspension of trading in securities on the New York or American Stock Exchange or in the NASDAQ National Market System (other than circuit breakers), (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or
     (c) any other material adverse change in banking or capital market conditions that has had a material adverse effect on the consummation of high yield offerings that Sankaty reasonably determines makes it impracticable to consummate the closing of the Subordinated Debt;

          (v) the receipt by Sankaty, and if applicable, the Mezzanine Investors, on or before the Closing Date, of financial statements of the Company (including notes thereto), consisting of (a) audited and pro forma balance sheets as of the end of each period in the 3 fiscal-year period ended December 31, 1998 or, if such financial statements are then available , December 31, 1999, (b) audited and pro forma statements of operations and cash flows for each period in the 3 fiscal-year period ended December 31, 1998 or, if such financial statements are then available, December 31, 1999, (c) consolidated financial statements for each period in the 3 fiscal-year period ended December 31, 1998 or, if such financial statements are then available, December 31, 1999 and supporting documentation satisfactory to Sankaty, (d) comparable unaudited historical and pro forma interim financial statements covering all quarterly or other appropriate periods subsequent to the fiscal year most recently ended, and (e) such final projections in respect of the Company, any guarantors of the Subordinated Debt and their respective subsidiaries as Sankaty may reasonably request; and all such financial statements, historical or pro forma, delivered pursuant to this paragraph (vi) shall be in compliance with the requirements of Regulation S-X for a public offering registered under the Securities Act of 1933, and all financial statements and projections referred to in this paragraph (vi) shall not be materially inconsistent in an adverse manner with financial statements, projections and estimates previously provided to Sankaty and, if applicable, the Mezzanine Investors;

          (vi)   payment of fees and expenses;

          (vii) since December 31, 1998, there shall not have occurred or become known to Sankaty any event or events, adverse condition or change that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; and

          (viii) the Closing Date shall occur on or before April 30, 2000.

          In the event that anything arising under the first paragraph of this Annex B comes to the attention of Sankaty or that any of the other conditions
-------
set forth above or in the documents for the Mezzanine Securities are not satisfied, Sankaty reserves the right, in its sole discretion, to either (x) suggest alternative financing amounts or structures that ensure adequate protection for Sankaty and the Mezzanine Investors (in consultation with, and as approved by, Bain Capital, Inc. and the Company) or (y) decline to participate in the proposed financings.

          As used herein, a "Material Adverse Effect" shall mean the result of one or more events, changes or effects which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on (i) the business, results of operations, financial condition or prospects of the Company and its subsidiaries, in each case, taken as a whole, or (ii) the validity or enforceability of any of the documents entered into in connection with the Transactions or the other transactions contemplated by the Put Agreement or Annex A or the rights, remedies and benefits available to the parties
-------
thereunder.